

June 10, 2010

Jonathan E. Ramsden
Executive Vice President and Chief Financial Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, Ohio 43054

> **Re: Abercrombie & Fitch Co.**
> **Form 10-K for Fiscal Year Ended January 30, 2010**
> **Filed March 29, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 10, 2010**
> **File No. 001-12107**

Dear Mr. Ramsden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2010

Note 2 – Summary of Significant Accounting Policies, page 53

General

1. It does not appear that you have provided a discussion of recently issued accounting standards. Please provide us with this disclosure and confirm in future filings you will include disclosure to explain the impact that recently issued accounting standards are expected to have on your financial position and results of operations. Refer to SAB Topic 11M.

2. We note that you have a private label credit card program under which "Abercrombie & Fitch" branded credit cards are issued. Please tell us how you account for this program

and confirm in future filings you will revise to provide disclosure regarding this credit card program. If applicable, your revised disclosure should disclose the amount of finance charges recognized on credit sales in accordance with SAB Topic 8B.

Stores and Distribution Expense, page 58

3. We note that shipping costs for direct to consumer sales and purchasing, receiving, and warehousing costs (i.e. costs associated with your distribution centers) are classified within the Stores and Distribution Expense caption of your statement of operations. Please confirm in future filings you will revise to disclose the dollar amount of these costs for each year presented. Refer to FASB ASC 605-45-50-2.

Exhibits

4. We note that exhibits 4.7, 4.12, 4.14 and 10.48 are missing schedules, attachments or exhibits. Please confirm that you will file the schedules, attachments or exhibits in their entirety with your next periodic report.

Definitive Proxy Statement on Schedule 14A

Board Role in Risk Oversight, page 25

5. We note the disclosure on page 26 that you determined your compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company. Please advise us as to what consideration was given to the second risk factor on page 8 of your Form 10-K ("Equity based compensation awarded under the employment agreement with the company's Chief Executive Officer could adversely impact the company's cash flows, financial position or results of operations ….") in reaching this determination pursuant to Item 402(s) of Regulation S-K.

Compensation and Benefits Structure, page 38

6. We note the disclosure on page 38 that the public information for the peer retail companies is supplemented with survey data, which provides position-based compensation levels across broad industry segments. To the extent that the compensation committee is aware of the identities of the companies that comprise any of the survey data, please identify the benchmark companies, as required by Item 402(b)(2)(xiv) of Regulation S-K. To the extent the compensation committee is not aware of the identities of the companies in the survey data, clearly state as much in future filings. In addition, in future filings, please provide greater clarification of the "identified comparator companies" utilized for each named executive officer, as it appears that you utilize different survey data for each named executive. Please provide us with proposed draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ethan Horowitz at (202) 551-3311 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director